Contact

www.linkedin.com/in/edmund-pribitkin-b5347812 (LinkedIn)

Top Skills

Nonprofit Organizations
Resource Allocation
Public Relations

Languages

English (Native or Bilingual)
Russian (Native or Bilingual)
Spanish (Professional Working)
Portuguese (Professional Working)
German (Limited Working)

Certifications

An Introduction to How Generative AI Will Transform Healthcare

Duolingo French Fluency: Beginner (Estimated)

Edmund Pribitkin

Chief Physician Executive I EVP I Jefferson Health

Philadelphia, Pennsylvania, United States

Summary

A perennial Philadelphia Top Doc, researcher and educator, Dr. Pribitkin is the Chief Physician Executive and an Executive Vice President at Jefferson Health overseeing $1.6 billion in Net Patient Services Revenue.
Senior Healthcare Executive with over 30 years of academic leadership culminating in 10 years of executive C-suite experience. A proven track record implementing strategies delivering growth under fiscal constraints while maintaining highest reliability in safety, service, and quality.

Jefferson Health is a A $16 Billion, top 15 non-profit academic-community health system consisting of 32 hospitals, 5,500+ licensed beds, 10,000+ Physicians and Practitioners, 13,700+ nurses, 700+ sites of care and a managed health care organization.

Key career achievements include
• Leading the development of the $760 Million 17-floor Center City Honickman Building with 20+ specialty practices, a 10-bed ambulatory surgery center, endoscopy and infusion suites opened on time and under budget in 3-2024.Leading Enterprise Central Scheduling and Direct patient Scheduling Initiatives with top decile performance
• Leading and executing strategies that have resulted 10 year continual growth in new patient visits.
• Leading Enterprise Population Health
• Co-Developing and launching 12 specialty-based service lines with governance and virtual P&L
• Chairing the Continuous Documentation Improvement Steering Committee with HIMSS7 certification
• Assisting in four successful EPIC Installations across 10 Hospitals with highest success rating
• Chairing Value Analysis Reorganization Steering Committee, leading to decreases in spend

• Redesigning provider on-boarding and introducing a provider verification system.

Dr. Pribitkin is a full professor of Otolaryngology and Head & Neck Surgery also boarded in Facial Plastic & Reconstructive Surgery specializing in thyroid, parathyroid and rhinoplasty surgery. He wrote the first BoTox dose response paper and originated the Sonic Rhinoplasty technique.
He has over 100 peer-reviewed publications and an H-Index of 30. He has been a consecutive P-50 NIH Grant Co-Investigator, served on the SKMC Dean's Diversity, Equity & Inclusion (DEI)Council and led the AAFPRS Domestic Violence Project.

Dr. Pribitkin serves on the Board of Trustees of Wilmington University and the Monell Chemosensory Center.

He cofounded SemPresto, a drug delivery company developing an autoinjector that attaches to any smart phone.

He-Him-His-Latino

Experience

Jefferson Health
33 years 10 months

Chief Physician Executive I EVP I Jefferson Health
January 2026 - Present (5 months)

Thyroid Surgeon
August 1992 - Present (33 years 10 months)

Rhinoplasty Surgeon
August 1992 - Present (33 years 10 months)

EVP: President, Jefferson Medical Group
September 2018 - March 2026 (7 years 7 months)
Philadelphia, PA

President, Jefferson Medical Group
August 2018 - March 2026 (7 years 8 months)

Chief Medical Officer TJUH
July 2017 - September 2018 (1 year 3 months)
Philadelphia, PA

Prsident, Jefferson University Physicians and Center City Jefferson Community Physicians
July 2017 - September 2018 (1 year 3 months)

SemPresto, Inc
Co-Founder
April 2024 - Present (2 years 2 months)

Thomas Jefferson University
Professor
August 1992 - Present (33 years 10 months)

Wilmington University
Board Member
March 2016 - Present (10 years 3 months)

Snorite
Co-Founder and CMO
August 2016 - January 2023 (6 years 6 months)

The Wharton School
MBA
May 2014 - May 2016 (2 years 1 month)

Dual Major Operations and Information Management/ Marketing

Stanford University
Fellow
1991 - 1992 (1 year)

Education

University of Pennsylvania - The Wharton School
Master of Business Administration (MBA), Operations Management and Supervision · (2014 - 2016)

University of Pennsylvania
Doctor of Medicine (MD), Medicine · (1982 - 1986)

The Johns Hopkins University

Bachelor of Arts (B.A.), Humanities, Bioengineering · (1978 - 1982)

Hempfield High School

Valedictorian · (1974 - 1978)